EXHIBIT 11

NANO-PROPRIETARY, INC.

COMPUTATION OF (LOSS) PER COMMON SHARE

	Three months ended December 31,			Year ended December 31,
	2004	2003	2002	2004	2003	2002

Net income (loss) applicable
to common shareholders	$(1,136,322)	$(1,534,897)	$(600,597)	$(4,612,026)	$(4,214,202)	$(4,946,351)

Weighted average number
of common shares	96,018,127	95,424,044	75,984,625	96,609,237	87,366,507	71,829,575

Net income (loss) per
per share	$(0.01)	$(0.02)	$(0.01)	$(0.05)	$(0.05)	$(0.07)

No computation of diluted loss per common share is included for the any periods because such computation results in an antidilutive loss per common share.